599 LEXINGTON AVENUE

NEW YORK, NY 10022-6069

+1.212.848.4000

December 3, 2019

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Joshua Shainess

Re:	Taro Pharmaceutical Industries Ltd.

Schedule TO-I

Filed November 15, 2019

File No. 005-49231

Dear Mr. Shainess:

On behalf of our client, Taro Pharmaceutical Industries Ltd. (“Taro” or the “Company”), we hereby acknowledge receipt of the comment letter dated November 25, 2019 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above captioned Schedule TO-I (the “Schedule TO-I”).

We submit this letter in response to the Comment Letter on behalf of the Company. For ease of reference, we have reproduced the text of the Staff comment in bold-face type below, followed by the Company’s response. Unless otherwise noted, page number references herein refer to Exhibit (a)(1)(A) to the Schedule TO-I, the Offer to Purchase.

The Company has today filed, via EDGAR, an amendment to Schedule TO-I (“Amendment No. 1”) together with this response letter.

Responses to Staff Comments

Exhibit (a)(1)(A)

Important, page i

1.

Refer to the statement, “We are not making the Offer to, and will not accept any tendered shares from, shareholders in any jurisdiction where it would be illegal to do so.” While offer materials need not be disseminated into jurisdictions where it is impermissible to do so, please revise this statement to remove the implication that

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

Mr. Joshua Shainess

U.S. Securities and Exchange Commission

December 3, 2019

tendered shares will not be accepted from all holders. Refer to Rule 13e-4(f)(8)(i) and Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008). Alternatively, please revise the statement to limit the restriction to only U.S. states instead of all jurisdictions to conform to the regulatory text in Rule 13e-4(f)(9)(ii). Please make corresponding changes throughout the offer to purchase where such language appears.

Response: In response to the Staff’s comment, the Company will amend the disclosure in the second paragraph on page ii of the Offer to Purchase to be consistent with Rule 13e-4(f)(8)(i) and Rule 13e-4(f)(9)(ii) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company will delete the statement, “We are not making the Offer to, and will not accept any tendered shares from, shareholders in any jurisdiction where it would be illegal to do so.” and replace it with the following paragraph:

“We are not making the Offer to, and will not accept any tendered shares from, shareholders in any jurisdiction or in any circumstances where it would be illegal to do so, provided that we will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, we may, at our discretion, take any actions necessary for us to make the Offer to shareholders in any such jurisdiction. In any jurisdiction where the securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer is being made on our behalf by the Dealer Manager or one of more registered brokers or dealers, which are licensed under the laws of such jurisdiction.”

Conditions of the Tender Offer, page 23

2.

Revise your assertion that any determination by you concerning the conditions is “final and binding upon all persons” to clarify that holders of the shares may challenge Taro’s determinations in a court of competent jurisdiction.

Response: In response to the Staff’s comment, the Company will amend this assertion in the Conditions of the Tender Offer in Section 7 of the Offer to Purchase by adding the following at the end of the last sentence of the last paragraph on page 24:

“, subject to a shareholder’s right to challenge our determination in a court of competent jurisdiction.”

3.

In the first paragraph of this section, revise or expand the language “regardless of the circumstances giving rise to the event or events” to make clear that all Offer conditions must be outside the control of the bidder. In the last paragraph in this section, revise the language “regardless of the circumstances giving rise to any of these conditions” in the same manner.

Mr. Joshua Shainess

U.S. Securities and Exchange Commission

December 3, 2019

Response: In response to the Staff’s comment, the Company will amend the first paragraph on page 23 and the last paragraph on page 24 of the Conditions of the Tender Offer in Section 7 of the Offer to Purchase by inserting the following immediately after the words “in our reasonable judgment and regardless of the circumstances giving rise to the event or events” and “may be asserted by us regardless of the circumstances giving rise to any of these conditions,” respectively:

“(other than any action or omission to act by us)”

4.

Refer to the fourth bullet point on page 23. This condition appears to be triggered if there is a material change in the U.S. dollar “or any other currency exchange rates.” Quantify the material change (as a percentage) that will trigger the condition. In addition, given the breadth of the condition involving literally any currency in the world, we have concerns that this renders the Offer illusory. Please revise, or provide your analysis supplementally if you do not agree.

Response: In response to the Staff’s comment, the Company will amend the Conditions of the Tender Offer in Section 7 of the Offer to Purchase by deleting in its entirety the condition set forth in the third sub-bullet under the first main bullet on page 23, which currently reads:

“a material change in United States or any other currency exchange rates or a suspension of or limitation on the markets therefor;”

5.

Refer to the fifth bullet point on page 23. The condition as currently drafted does not contain a materiality qualifier and does not define “indirectly” as used therein. Please revise so that shareholders can understand the scope of this condition.

Response: In response to the Staff’s comment, the Company will amend the Conditions of the Tender Offer in Section 7 of the Offer to Purchase by replacing the fourth sub-bullet under the first main bullet on page 23 with the following language:

“the commencement or any material escalation of a war, armed hostilities or other similar national or international calamity involving the United States or Israel;”

6.	Refer to the sixth bullet point on page 23. Define or explain what you mean by “the date of the Offer.”

Mr. Joshua Shainess

U.S. Securities and Exchange Commission

December 3, 2019

Response: In response to the Staff’s comment, we respectfully advise that the “date of the Offer” is meant to refer to the commencement date of the tender offer. For clarity, the Company will amend the Conditions of the Tender Offer in Section 7 of the Offer to Purchase by replacing the fifth sub-bullet under the first main bullet on page 23 with the following language:

“a decrease of more than 10% in the market price for the shares, the Dow Jones Industrial Average, the NYSE Composite Index or the S&P 500 Composite Index since November 15, 2019; or”

7.

Refer to the eighth bullet point on page 23, in subsection (iii) of that condition. Since it would appear that individual shareholders could have different ideas of what would be material “in deciding whether to tender into the Offer,” explain how this condition will operate. Consider whether it is possible to revise the condition to address the specific factors themselves, rather than by referencing broadly to what shareholders would consider material.

Response: In response to the Staff’s comment, the Company will amend the Conditions of the Tender Offer in Section 7 of the Offer to Purchase by revising subsection (iii) of the condition in the second main bullet on page 23 by deleting the words “or be material to holders of the shares in deciding whether to tender in the Offer” at the end thereof.

8.

Refer to the second to last condition on page 24. The inclusion of this condition appears contradicted by your disclosure on page 32, which states that you are not aware of any approval that would be required for the acquisition of shares as contemplated by the Offer. Revise to clarify. To the extent you are aware of any approvals, permits, authorizations, or consents that are required to be obtained in connection with the Offer, please disclose them and describe the efforts you are making to obtain them.

Response: In response to the Staff’s comment, the Company respectfully advises that it is not aware of any approvals, permits, authorizations or consents that are required to be obtained in connection with the Offer, and will amend the Conditions of the Tender Offer in Section 7 of the Offer to Purchase by deleting in its entirety the condition set forth in the third main bullet on page 24, which currently reads:

“any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer, and of which we have been notified after the date of the Offer, has not been obtained on terms satisfactory to us in our reasonable discretion;”

9.

You state that the conditions may be asserted or waived, in whole or in part, at any time in your reasonable discretion prior to the Expiration Time. This suggests that the issuer may become aware that an offer condition has been triggered yet the tender offer may proceed without new disclosure. To the extent the issuer becomes aware of any offer condition becoming operative in a way that would enable the issuer to terminate the offer or cancel the obligation to accept tenders, and the issuer elects to proceed with the offer anyway, we view that decision as being a waiver of the condition. If a material condition is waived, a material change has occurred to the offer document within the meaning of Rule 13e-4(c)(3). Please revise this section to qualify the referenced disclosure by affirming Taro’s understanding of its obligation to disclose material changes.

Mr. Joshua Shainess

U.S. Securities and Exchange Commission

December 3, 2019

Response: In response to the Staff’s comment, the Company will amend the Conditions of the Tender Offer in Section 7 of the Offer to Purchase by adding the following language before the last sentence of the last paragraph on page 24:

“Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time until the Offer shall have expired or been terminated. However, once the Offer has expired, then all of the conditions to the Offer must have been satisfied or waived. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Time.”

Incorporation by Reference, page 29

10.

With a view toward complying with General Instruction F of Schedule TO, and to ensure liability under the applicable tender offer regulatory provisions of the information incorporated by reference, please revise the exhibit index to identify the periodic reports upon which the issuer has relied to satisfy its disclosure obligations. Refer to the aforementioned Instruction F and to Item 1016(a)(5) of Regulation M-A.

Response: In response to the Staff’s comment, the Company will amend “Item 12. EXHIBITS” and the EXHIBIT INDEX in the Schedule TO-I to reference the documents incorporated by reference in the Offer to Purchase as Exhibits (a)(5)(A) through (C).

Exhibit (a)(1)(G) Press Release Dated November 15, 2019

11.

The safe harbor provisions in the Private Securities Litigation Reform Act of 1995 are, by their terms, not available for statements made in connection with a tender offer. See Securities Act Section 27A(b)(2)(C) and Securities Exchange Act Section 21E(b)(2)(C). Please refrain from making further references to the Act or its safe harbor provisions in any future press releases or other communications relating to the offer or future offers. For guidance, refer to Section I.M, Q & A No. 2, in the Manual of Publicly Available Telephone Interpretations, Third Supplement, July 2001.

Response: In response to the Staff’s comment, the Company acknowledges its understanding and intent to comply with the Staff’s comment going forward. The Company will not make further references to the Private Securities Litigation Reform Act of 1995 or its safe harbor provisions in future press releases or other communications relating to the Offer or future offers.

Mr. Joshua Shainess

U.S. Securities and Exchange Commission

December 3, 2019

*****

The Company acknowledges that the Staff may have additional comments after reviewing this response letter.

We appreciate your assistance in reviewing this response letter. Please direct any questions or comments regarding this filing to me at (212) 848-7333.

Sincerely,

/s/ Richard B. Alsop
Richard B. Alsop

cc:	William J. Coote, Taro Pharmaceutical Industries Ltd.

Christopher Sanderson, Taro Pharmaceutical Industries Ltd.